AB 3/29/06

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASH, D.C. 213

06007038

SECURITIES...
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8- 53153 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMP Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W. 47th Street, Suite 120
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Smashey (816) 960-0100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City) KS (State) 66219 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 15 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Derek Smashey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMP Capital, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

KATRINA J. KENNEDY
Notary Public, State of Missouri
Cass County
Commission # 06778775
My Commission Expires January 16, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NMP CAPITAL, LLC

**Financial Statements for the**
**Years Ended December 31, 2005 and 2004**
**and Independent Auditors' Report**

# NMP CAPITAL, LLC

## TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

# INDEPENDENT AUDITORS' REPORT

Nations Media Partner, Inc., Sole Member
NMP Capital, LLC
Kansas City, Missouri

We have audited the accompanying balance sheets of NMP Capital, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

January 30, 2006

## NMP CAPITAL, LLC

## BALANCE SHEETS
## DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 6,297 | $ 13,665 |
| Deposit with NASD | 727 | 838 |
| Prepaid insurance | 404 | 389 |
| | $ 7,428 | $ 14,892 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accrued expenses | $ 285 | $ - |
| MEMBER'S EQUITY | 7,143 | 14,892 |
| | $ 7,428 | $ 14,892 |

See notes to financial statements.

## NMP CAPITAL, LLC

### STATEMENTS OF OPERATIONS
### YEARS ENDED DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| REVENUES | $ - | $ - |
| EXPENSES | | |
| Regulatory Agencies Registration Fees | 3,446 | 4,712 |
| Insurance | 1,603 | 1,622 |
| Professional Fees | 3,700 | 4,505 |
| | 8,749 | 10,839 |
| NET LOSS | $ (8,749) | $ (10,839) |

See notes to financial statements.

## NMP CAPITAL, LLC

## STATEMENTS OF CASH FLOWS
## YEARS ENDED DECEMBER 31, 2005 AND 2004

| | 2005 | 2004 |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net loss | $ (8,749) | $ (10,839) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Change in accounts receivable | - | 9,660 |
| Change in prepaid insurance | (15) | 65 |
| Change in NASD deposit | 111 | 655 |
| Change in accrued expenses | 285 | - |
| Cash used in operating activities | (8,368) | (1,899) |
| FINANCING ACTIVITIES: | | |
| Member's equity contributions | 1,000 | 1,500 |
| Cash provided by financing activities | 1,000 | 1,500 |
| NET DECREASE IN CASH | (7,368) | (399) |
| CASH, BEGINNING OF YEAR | 13,665 | 14,064 |
| CASH, END OF YEAR | $ 6,297 | $ 13,665 |

See notes to financial statements.

## NMP CAPITAL, LLC

### STATEMENT OF MEMBER'S EQUITY
### DECEMBER 31, 2005 AND 2004

| | | |
|---|---|---|
| Balance, December 31, 2003 | $ | 24,231 |
| Member's equity contributions | | 1,500 |
| Net loss | | (10,839) |
| Balance, December 31, 2004 | $ | 14,892 |
| Member's equity contributions | | 1,000 |
| Net loss | | (8,749) |
| Balance, December 31, 2005 | $ | 7,143 |



See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business – NMP, Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - The Company recognizes revenues from fees under service agreements on the accrual basis of accounting. Fees under service agreements and the related costs are recognized in the period in which the corresponding transaction is substantially completed.

   c. Advertising Costs – Advertising costs are expensed as incurred.

   d. Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. As a result, the sole member reports the Company's taxable income in their individual federal and state income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

2. SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $6,012 and $13,665 respectively, which met the $5,000 requirement.

4. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2005 and 2004; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

# NMP CAPITAL, LLC
## Schedule I
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2005

NET CAPITAL

| | |
|---|---|
| Total Member's Equity | $ 7,143 |
| Less Non-Allowed Assets: | |
| Prepaid insurance | ( 404) |
| Deposit with NASD | ( 727) |
| Net Capital | $ 6,012 |
| Minimum Net Capital Required | $ 5,000 |
| Total aggregate indebtedness | None |
| Ratio of aggregate indebtedness to net capital | N/A |

RECONCILIATION WITH COMPANY'S COMPUTATION:

| | |
|---|---|
| Net Capital per Company's fourth quarter FOCUS report | $ 6,297 |
| Audit adjustment to financial statements | (285) |
| Net Capital reported above | $ 6,012 |

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To the Member of
NMP Capital, LLC

In planning and performing our audits of the financial statements of NMP Capital, LLC as of December 31, 2005 and 2004, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

Alcord Cox & Company

January 30, 2006